December 20, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Paul Fischer
Celeste M. Murphy

Re:	CHF Solutions, Inc. Registration Statement on Form S-1 Filed December 6, 2019 File No. 333-235385

Dear Mr. Fischer and Ms. Murphy:

CHF Solutions, Inc. (“CHF Solutions” or the “Company”) today filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-235385), originally filed on December 6, 2019 (“Original Registration Statement”). This letter, which is being submitted on behalf of CHF Solutions, responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Original Registration Statement contained in your letter, dated December 13, 2019 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response.

Registration Statement on Form S-1 Filed December 6, 2019

Choice of Forum, page 68

1.
We note that your forum selection provision identifies the Court of Chancery of the Stateof Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff´s comment, CHF Solutions has added a new risk factor in Amendment No. 1 to clarify that the Company’s exclusive forum provision in the Company’s Fourth Amended Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors.

For the Staff’s convenience, the full text of the new risk factor included in Amendment No. 1 is copied below:

“Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the choice of forum provision contained in our Fourth Amended and Restated Certificate of Incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

The Company has also added a description of the exclusive forum provision to a subsection, titled “Choice of Forum,” in Amendment No. 1, titled “Description of Securities,” to clearly and prominently describe the provision for investors. For the Staff’s convenience, the full text of the subsection is copied below:

“Choice of Forum

Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law; or any action asserting a claim against us that is governed by the internal affairs doctrine. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our Fourth Amended and Restated Certificate of Incorporation, as amended, will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The provisions of the Delaware General Corporation Law, our Fourth Amended and Restated Certificate of Incorporation, as amended, and our Second Amended and Restated Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.”

Additionally, to help the Company’s stockholders understand the scope of the exclusive forum selection clause going forward, the Company will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in its Fourth Amended and Restated Certificate of Incorporation, as amended, does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

We hope that the foregoing, and the revisions to the Original Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comments.

Please contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com or Jessica M. Herron at (313) 465-7602 or jherron@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ John L. Erb
John L. Erb
Chief Executive Officer
CHF Solutions, Inc.

cc:	Phillip D. Torrence
Jessica M. Herron
(Honigman LLP)